SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )1

Paramount Energy Trust
(Name of Issuer)

Trust Units
(Title of Class of Securities)

699219101
(CUSIP Number)

July 27, 2006
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

1

 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699219101	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Clayton H. Riddell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ❑

There are two groups of reporting persons on this Schedule 13G:  (i) Clayton H. Riddell, Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and (ii) Clayton H. Riddell and Riddell Family Charitable Foundation.  Riddell Family Charitable Foundation disclaims membership in a group with Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd. each disclaim membership in a group with Riddell Family Charitable Foundation.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		261,512*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		20,514,714*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		261,512*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		20,514,714*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,776,226*
*Clayton H. Riddell beneficially owns 20,776,226 trust units of Paramount Energy Trust, excluding 354,546 trust units held by his wife, Vi Riddell, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the trust units beneficially held by Mr. Riddell, 107,312 trust units are held directly by Mr. Riddell, 154,200 trust units are held by the Riddell Family Charitable Foundation, over which Mr. Riddell has sole investment and voting control, and 20,514,714 trust units are held by Dreamworks Investment Holdings Ltd., over which Clayton H. Riddell, through Paramount Oil & Gas Ltd., has sole investment and voting control.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
24.2%
12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 699219101	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Paramount Oil & Gas Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ❑

There are two groups of reporting persons on this Schedule 13G:  (i) Clayton H. Riddell, Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and (ii) Clayton H. Riddell and Riddell Family Charitable Foundation.  Riddell Family Charitable Foundation disclaims membership in a group with Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd. each disclaim membership in a group with Riddell Family Charitable Foundation.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta
	5	SOLE VOTING POWER
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		20,514,714*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		20,514,714*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,514,714*
*Clayton H. Riddell beneficially owns 20,622,026 trust units of Paramount Energy Trust, excluding (i) 354,546 trust units held by his wife, Vi Riddell, and (ii) 154,200 trust units held by Riddell Family Charitable Foundation, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the trust units beneficially held by Mr. Riddell, 107,312 trust units are held directly and 20,514,714 trust units are held by Dreamworks Investment Holdings Ltd.,  over which Clayton H. Riddell, through Paramount Oil & Gas Ltd., has sole investment and voting control.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
23.9%
12	TYPE OF REPORTING PERSON*
HC

CUSIP No. 699219101	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Dreamworks Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ❑

There are two groups of reporting persons on this Schedule 13G:  (i) Clayton H. Riddell, Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and (ii) Clayton H. Riddell and Riddell Family Charitable Foundation.  Riddell Family Charitable Foundation disclaims membership in a group with Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd. each disclaim membership in a group with Riddell Family Charitable Foundation.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
	5	SOLE VOTING POWER
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		20,514,714*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		20,514,714*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,514,714*
*Clayton H. Riddell beneficially owns 20,622,026 trust units of Paramount Energy Trust, excluding (i) 354,546 trust units held by his wife, Vi Riddell, and (ii) 154,200 trust units held by Riddell Family Charitable Foundation, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the trust units beneficially held by Mr. Riddell, 107,312 trust units are held directly and 20,514,714 trust units are held by Dreamworks Investment Holdings Ltd.,  over which Clayton H. Riddell, through Paramount Oil & Gas Ltd., has sole investment and voting control.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
23.9%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 699219101	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Riddell Family Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ❑

There are two groups of reporting persons on this Schedule 13G:  (i) Clayton H. Riddell, Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and (ii) Clayton H. Riddell and Riddell Family Charitable Foundation.  Riddell Family Charitable Foundation disclaims membership in a group with Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd., and Paramount Oil & Gas Ltd. and Dreamworks Investment Holdings Ltd. each disclaim membership in a group with Riddell Family Charitable Foundation.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta
	5	SOLE VOTING POWER
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		154,200*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		154,200*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,200*
*Clayton H. Riddell beneficially owns 20,622,026 trust units of Paramount Energy Trust, excluding (i) 354,546 trust units held by his wife, Vi Riddell, and (ii) 154,200 trust units held by Riddell Family Charitable Foundation, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the trust units beneficially held by Mr. Riddell, 107,312 trust units are held directly and 20,514,714 trust units are held by Dreamworks Investment Holdings Ltd.,  over which Clayton H. Riddell, through Paramount Oil & Gas Ltd., has sole investment and voting control.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.2%
12	TYPE OF REPORTING PERSON*
OO

CUSIP No. 699219101	13G	Page 6 of 11 Pages

Item 1

(a).

Name of Issuer:

Paramount Energy Trust

Item 1

(b).

Address of Issuer’s Principal Executive Offices:

500 – 630 Fourth Avenue S.W.

Calgary, Alberta  T2P 0J9

Canada

Item 2

(a).

Name of Person Filing:

Clayton H. Riddell (“Riddell”)

Paramount Oil & Gas Ltd. (“POG”)

Dreamworks Investment Holdings Ltd. (“Dreamworks”)

Riddell Family Charitable Foundation (“Foundation”)

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

4700 – 888 Third Street S.W.
Calgary, AB  T2P 5C5
Canada

Item 2

(c).

Citizenship:

Riddell:  Canadian

POG and Foundation:   Alberta, Canada

Dreamworks:   Britsh Columbia, Canada

Item 2

(d).

Title of Class of Securities:

Trust Units

Item 2

(e).

CUSIP Number:

699219101

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 699219101	13G	Page 7 of 11 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:

See Item 9 on the cover pages.

(b)

Percent of class:

See Item 11 on the cover pages.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

(ii)

Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of

(iv)

Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [      ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

POG is a parent holding company.  The direct and indirect subsidiaries of POG that hold Trust Units of Paramount Energy Trust or that control other indirect subsidiaries of POG that hold Trust Units of Paramount Energy Trust have the right to receive the dividends and distributions from, or the proceeds from the sale of such Trust Units (see Item 7).  The POG subsidiaries that individually have such rights with respect to more than 5% of the Trust Units are Dreamworks and the Riddell Family Investment Partnership.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 2 hereto.

Item 8.

Identification and Classification of Members of the Group.

See Exhibit 3 hereto.

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification.

N/A

CUSIP No. 699219101	13G	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on February 8, 2007

/s/ Clayton H. Riddell

Clayton H. Riddell

PARAMOUNT OIL & GAS LTD.

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

President

DREAMWORKS INVESTMENT HOLDINGS LTD.

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

President

RIDDELL FAMILY CHARITABLE FOUNDATION

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

Director

CUSIP No. 699219101	13G	Page 9 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of Paramount Energy Trust and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February 8, 2007

/s/ Clayton H. Riddell

Clayton H. Riddell

PARAMOUNT OIL & GAS LTD.

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

President

DREAMWORKS INVESTMENT HOLDINGS LTD.

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

President

RIDDELL FAMILY CHARITABLE FOUNDATION

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

Director

CUSIP No. 699219101	13G	Page 10 of 11 Pages

Exhibit 2

SUBSIDIARY HOLDING THE SECURITIES BEING REPORTED UPON BY THE PARENT HOLDING COMPANY

Dreamworks Investment Holdings Ltd.

CUSIP No. 699219101	13G	Page 11 of 11 Pages

Exhibit 3

IDENTIFICATION OF MEMBERS OF THE GROUPS

GROUP 1

Clayton H. Riddell

Paramount Oil & Gas Ltd.

Dreamworks Investment Holdings Ltd.

GROUP 2

Clayton H. Riddell

Riddell Family Charitable Foundation